Mail Stop 4561

May 2, 2008

Mr. C. Taylor Pickett
Chief Executive Officer
Omega Healthcare Investors, Inc.
9690 Deereco Road
Suite 100
Timonium, MD   21093

> **Re: Omega Healthcare Investors, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 02/15/08**
> **File No. 001-11316**

Dear Mr. Pickett:

We have reviewed your response letter dated April 24, 2008 and have the following additional comment. Please be as detailed as necessary in your response. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Note 5 – Other Investments, pages F-19 and F-20

1.   We note your response to comment 2. However, you did not fully address all of the terms of the restructuring agreement with Advocat. You disclose in your 8-K dated October 24, 2006 that Advocat also agreed to increase the master lease annual rent by approximately $687,000 as part of the restructuring agreement.

Please additionally provide us with the following information:

- Tell us if your lease with Advocat, before and after the agreement to increase the annual rent amount, was below or above market.
- Tell us the termination provisions of the lease with Advocat before the restructuring. Please specifically address your ability to terminate the lease with Advocat and re-lease to another tenant at market rates.
- Furthermore, per review of Advocat's disclosure on page F-14 of its Form 10-K filed March 11, 2008, the net present value of the agreed upon additional rental payments of $687,000 was equal to the "negotiated" value of the eliminated conversion feature amounting to $6,701,000. If the "negotiated" value of the conversion feature was less than the actual fair value of the eliminated conversion feature at the time of the restructuring by approximately $3,500,000 (based on the fair value of $10.2 million disclosed in your response), please tell us what consideration you gave to this difference when determining the appropriate accounting treatment of the restructuring.

******

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief